Exhibit 99.4

 1  Providing Material in the U.S. for a Sustainable Planet  EQUITY RAISING PRESENTATION  Li  B  April, 2024  : IONR  www.ioneer.com  ASX : INR  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 2  IMPORTANT: You must read the following before continuing.  This presentation has been prepared by ioneer Ltd (ABN 76 098 564 606) (and / or its subsidiaries, as the context requires, “Company”, “ioneer” or “INR”) in relation to an institutional placement(“Placement”, “Offer” or “Institutional Placement”) of new ordinary shares in the Company (“New Shares”). The Placement will be made to certain eligible institutional and sophisticated investors. The Placement is managed and partially underwritten by the lead manager ("Lead Manager").  Summary Information  This presentation contains summary information about the Company and its activities and is current as at 30 April 2024. The information in this presentation is of a general background and does not purport to be complete or provide all information that an investor should consider when making an investment decision, nor does it contain all the information which would be required in a prospectus, product disclosure statement or other disclosure document prepared in accordance with the requirements of the Corporations Act 2001 (Cth) (“Corporations Act”). No representation or warranty, express or implied, is provided in relation to the accuracy or completeness of the information. Statements in this presentation are made only as of the date of this presentation unless otherwise stated and the information in this presentation remains subject to change without notice. The Company is not responsible for updating, and does not undertake to update, this presentation. It should be read in conjunction with the Company’s other periodic and continuous disclosure announcements lodged with the Australian Securities Exchange (“ASX”), which are available at www.asx.com.au   Not financial product advice  This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice, a recommendation to acquire New Shares or accounting, legal or tax advice. It has been prepared without taking into account the objectives, financial or tax situation or needs of individuals. Any references to, or explanations of, legislation, regulatory issues or any other legal commentary (if any) are indicative only, do not summarise all relevant issues and are not intended to be a full explanation of a particular matter. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the information in this presentation.   The securities issued by ioneer are considered speculative and there is no guarantee that they will make a return on the capital invested, that dividends will be paid on the shares or that there will be an increase in the value of the shares in the future. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs, and seek legal and taxation advice appropriate to their jurisdiction. The Company is not licensed to provide financial product advice in respect of its securities. Cooling off rights do not apply to the acquisition of New Shares.  Competent Persons Statement  The information in this report that relates to the April 2024 Mineral Resource estimate is based on information compiled by Herbert E. Welhener, a Competent Person Who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr. Welhener is a full-time employee of Independent Mining Consultants, Inc. and is independent of Ioneer and its affiliates. Mr. Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. Welhener consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.  Past performance  Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company's views on its future performance or condition. Investors should note that past performance, including past share price performance, of ioneer cannot be relied upon as an indicator of (and provides no guidance as to) future performance including future share price performance. The historical information included in this presentation is, or is based on, information that has previously been released to the market.   Diagrams, charts, graphs and tables  Any diagrams, charts, graphs and tables appearing in this presentation are illustrative only and may not be drawn to scale.  Non-IFRS Financial Measures  Investors should also be aware that certain financial data included in this presentation, such as EBITDA and all in sustaining cash cost, are "non‐IFRS financial information" under Regulatory Guide 230 Disclosing non‐IFRS financial information published by the Australian Securities and Investments Commission (“ASIC”) or "non‐GAAP financial measures" under Regulation G of the U.S. Securities Exchange Act of 1934. The disclosure of such non‐GAAP financial measures in the manner included in this presentation would not be permissible in a registration statement under the U.S. Securities Act of 1933 (“U.S. Securities Act”).  Important Notices and Disclaimers  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 3  Such information and financial measures (including EBITDA) do not have a standardised meaning prescribed by Australian Accounting Standards (“AAS”) or International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable to similarly titled measures presented by other entities, nor should they be construed as an alternative to other financial measures determined in accordance with AAS or IFRS. Investors are cautioned, therefore, not to place undue reliance on any non‐IFRS financial information or non‐GAAP financial measures and ratios included in this presentation. The Company believes this non‐IFRS financial information, and these non‐GAAP financial measures, provide useful information to users in measuring the financial performance and conditions of ioneer.  Pro forma financial information  This presentation also contains pro-forma historical financial information to show the impact of the Placement. The pro-forma information has not been audited or reviewed by the Company’s auditors. The pro-forma financial information provided in this presentation is for illustrative purposes only and is not represented as being indicative of the Company’s (nor anyone else’s) views on its future financial condition and/or performance. The pro-forma financial information has been prepared on the basis set out in this presentation. Investors should note that the pro-forma financial information has not been prepared in accordance with, and does not purport to comply with, Article 11 of Regulation S-X under the U.S. Securities Act.  Forward looking statements  This presentation contains certain forward‐looking statements. The words "expect", "anticipate", "estimate", "intend", "believe", "guidance", "should", "could", "may", "will", "predict", "plan" and other similar expressions are intended to identify forward‐looking statements. Forward‐looking statements in this presentation include statements regarding: the timetable and outcome of the Offer and the use of the proceeds thereof; the capital and operating costs, timetable and operating metrics for the Rhyolite Ridge Project; the permitting process and timeline; the potential, timing and cost of other ioneer projects and opportunities; any impacts on and the future of the environment and sustainability; future market supply and demand; and future commodity prices. Any indications of or guidance or outlook on, future earnings and financial position and performance are also forward‐looking statements. Forward‐looking statements, opinions and estimates provided in this presentation are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.  Forward‐looking statements, including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This presentation contains such statements that are subject to risk factors associated with the mineral and resources exploration, development and production industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the risks set out in this presentation and the following risks:  dependence on commodity prices, availability of funding, impact of inflation on costs, exploration risks (including the risks of obtaining necessary licences and diminishing quantities or grades of reserves), risks associated with remoteness, environmental regulation risk, currency and exchange rate risk, political risk, war and terrorism and global economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Such risks may be outside the control of and/or may be unknown to the Company. Refer to Appendix B: Key Risks of this Presentation for a non-exhaustive summary of certain key business, offer and general risk factors that may affect ioneer.  No representation, warranty or assurance (express or implied) is given or made in relation to any forward‐looking statement by any person (including the Company). In particular, no representation, warranty or assurance (express or implied) is given that the occurrence of the events expressed or implied in any forward‐looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward‐looking statements in this presentation and the assumptions on which those statements are based. The forward‐looking statements in this presentation speak only as of the date of this presentation.  Subject to any continuing obligations under applicable law or any relevant ASX listing rules, the Company disclaims any obligation or undertaking to provide any updates or revisions to any forward‐looking statements in this presentation to reflect any change in expectations in relation to any forward‐looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation will under any circumstances create an implication that there has been no change in the affairs of ioneer since the date of this presentation.  Investors should consider the forward-looking statements contained in this presentation in light of these disclosures and not place reliance on such statements. Any forward-looking statements in this presentation are not guarantees or predictions of future performance and are based on information available to ioneer as at the date of this presentation.  You are strongly cautioned not to place undue reliance on any forward-looking statements, particularly in light of the current economic climate and significant volatility, uncertainty and disruption caused in relation to the Company.  Effect of rounding  A number of figures, amounts, percentages, estimates, calculations of value and fractions in this presentation are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this presentation.  Financial data  All dollar values are in United States dollars ($ or US$) unless stated otherwise.   Important Notices and Disclaimers  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 4  Reliance on third party information  The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by the Company.  Investment risk  An investment in New Shares is subject to known and unknown risks, some of which are beyond the control of ioneer, including possible delays in repayment and loss of income and principal invested. The Company does not guarantee any particular rate of return or the performance of ioneer, nor does it guarantee the repayment of capital from the Company or any particular tax treatment. Investors should have regard to the risks outlined in the "Key Risks" section of this presentation.  Not an offer   This presentation is not and should not be considered an offer or an invitation to acquire ioneer securities or any other financial products and does not and will not form any part of any contract for the acquisition of New Shares. This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, and will not be, lodged with or approved by ASIC or any regulatory authority in any jurisdiction.   The distribution of this presentation (including an electronic copy) in jurisdictions outside Australia may also be restricted by law. Any recipient who is outside Australia must seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. By accepting this presentation, you represent and warrant that you are entitled to receive such presentation in accordance with the above restrictions and agree to be bound by the limitations contained herein.  This presentation is not for distribution or release in the United States. This presentation is not, and does not constitute, an invitation or offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction, including the United States, in which it would be unlawful to make such an offer. The New Shares have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the New Shares to be offered and sold in the Offer may not be offered or sold to any person in the United States unless they have been registered under the U.S. Securities Act (which none of ioneer and the Lead Manager has any obligation to procure) or are offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.   Lead Manager and advisor  Neither the Lead Manager nor any of their or the Company’s respective advisers or any of their respective affiliates, related bodies corporate, directors, officers, partners, employees and agents, (each a “Limited Party”) have authorised, permitted or caused the issue, submission, dispatch or provision of this presentation and, except to the extent referred to in this presentation, none of them makes or purports to make any statement in this presentation and there is no statement in this presentation which is based on any statement by any of them.   The Limited Parties expressly disclaim, to the maximum extent permitted by law, all liabilities (however caused, including negligence) in respect of, make no representations regarding, and take no responsibility for, any part of this presentation and make no representation or warranty as to the currency, accuracy, reliability or completeness of any information, statements, opinions, conclusions or representations contained in this presentation. The Limited Parties have not made or purported to make any statement in this presentation and there is no statement in this presentation which is based on any statement by any of them. In particular, this presentation does not constitute, and shall not be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of ioneer. No Limited Party makes any recommendation as to whether any potential investors should participate in the offer of New Shares referred to in this presentation and the statements in this presentation which are based on any statement by ioneer are made only as of the date of this presentation unless otherwise stated and the information in this presentation remains subject to change without notice.  To the maximum extent permitted by law, the Limited Parties exclude and disclaim all liability for any expenses, losses, damages or costs incurred by you as a result of your participation in the Offer and the information in this presentation being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise. To the maximum extent permitted by law, the Limited Parties make no representation or warranty, express or implied, as to the currency, accuracy, reliability or completeness of information in this presentation and the Limited Parties take no responsibility for any part of this presentation or the Offer. The Limited Parties make no recommendations as to whether you or your related parties should participate in the Offer nor do they make any representations or warranties to you concerning the Offer, and you represent, warrant and agree that you have not relied on any statements made by any of the Limited Parties in relation to the Offer and you further expressly disclaim that you are in a fiduciary relationship with any of them. Statements made in this presentation are made only as at the date of this presentation. The information in this presentation remains subject to change without notice. The Company reserves the right to withdraw the Offer or vary the timetable for the Offer without notice.  Conflicts Disclosure  The Lead Manager is, together with their respective affiliates, a full service financial institution engaged in various activities, which may include trading, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services including for which they have received or may receive customary fees and expenses. The Lead Manager is acting as lead manager and underwriter to the offer for which they have received or expect to receive fees and expenses.  Important Notices and Disclaimers  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 5  Swap Agreements  In connection with the Placement, one or more investors may elect to acquire an economic interest in the New Shares (“Economic Interest”), instead of subscribing for or acquiring the legal or beneficial interest in those shares. The Lead Manager (or their affiliates) may, for their own account, write derivative transactions with those investors relating to the New Shares to provide the Economic Interest, or otherwise acquire shares in ioneer in connection with the writing of such derivative transactions in the Placement and/or the secondary market.   As a result of such transactions, the Lead Manager (or their affiliates) may be allocated, subscribe for or acquire New Shares or shares of ioneer in the Placement and/or the secondary market, including to hedge those derivative transactions, as well as hold long or short positions in such shares. These transactions may, together with other shares in ioneer acquired by the Lead Manager or their affiliates in connection with their ordinary course sales and trading, principal investing and other activities, result in the Lead Manager or their affiliates disclosing a substantial holding and earning fees.  Acceptance  By attending an investor presentation or briefing, or accepting, accessing or reviewing this presentation you acknowledge and agree to the terms set out in the important notice and disclaimer.  Important Notices and Disclaimers  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 6  6  : IONR  www.ioneer.com  ASX : INR  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  EQUITY RAISING SUMMARY

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

Equity Raising Overview

Ioneer conducted a US$25 million placement at an offer price of A$0.18/sh

Offer Structure and Size	· Ioneer conducted a placement ("**Equity Raising**" or "**Placement**") to raise US$25.1 million* (the "**Offer**") · Approximately 213.6 million ordinary shares ("**New Shares**") will be issued representing ~10.1% of existing ordinary shares on issue, within ioneer's placement capacity pursuant to ASX Listing Rule 7.1 · New Shares issued under the Offer will rank equally with existing Ioneer shares on issue
Offer Price	· New shares will be issued at Ioneer's last closing price on 26 April 2024 of A$0.18 ("**Issue Price**"), representing: o (5.8)% discount to the 5-day volume weighted average price of A$0.1910; and o (9.3)% discount to the 15-day volume weighted average price of A$0.1984.
Use of Proceeds	· Proceeds from the Offer will be used to: · Advance detailed engineering (~70% complete) and vendor engineering to construction ready status · Fund environmental, NEPA and permitting expenses · Pay financing costs; and · Fund Rhyolite Ridge owner's costs, working capital and general corporate purposes

* Note: Assumes a USD:AUD exchange rate of $0.6539$1.00.

7 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 8  Sources and Uses of Funds  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  Sources of Funds  Uses of Funds  Proceeds from Capital Raising**  $25.1m  Advance detailed engineering, vendor engineering, and Class II cost estimate  $9.1m  Environmental, NEPA and permitting expenses  $2.9m  Financing costs (DOE LPO loan)  $1.3m  Rhyolite Ridge owners costs, working capital and corporate costs  $11.8m  Total  $25.1m  Total  $25.1m  *Cash balance is based off the latest quarterly information and is unaudited and unreviewed. See Company announcement titled “March 2024 – Quarterly Activities Report” dated 30 April 2024.   Company cash balance as at 31 December 2023 was US$28.0m  **Note: Assumes a USD:AUD exchange rate of $0.6539:$1:00.  Equity Raising will provide critical funding to reach Final Investment Decision   Pro Forma Cash Balance  As at 31 March 2024 (unaudited)*  $19.0m  Placement proceeds**  $25.1m  Pro Forma  $44.1m  Permitting timeline is now well-understood  Ioneer expects funds will provide necessary liquidity to reach FID in Dec-24  Growing momentum in lithium prices  Strong support from US Government for Rhyolite Ridge  Robust pro forma balance sheet to achieve near term objectives

 9  Equity Raising Timetable  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  Note: All dates and times are indicative and subject to change without notice; Australian Eastern Standard Time.   Event  Date (2024)1  Trading halt lifted and announcement of completion of Placement   Tuesday, 30 April  Settlement of New Shares issued under the Placement   Friday, 3 May  Issue and commencement of trading of New Shares issued under the Placement  Monday, 6 May

 10  10  : IONR  www.ioneer.com  ASX : INR  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  RHYOLITE RIDGE PROJECT OVERVIEW

What Differentiates Ioneer from other emerging lithium companies

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

Permitting

In final stage of federal permitting process

Partnerships

Binding agreements with Ford (SK), Toyota-Panasonic and EcoPro

Funding

US$490 million conditional financing from Sibanye-Stillwater

Debt

US$700 million conditional loan from U.S. Dept of Energy Loan Programs Office (DOE)

Engineering

70% of Engineering complete. Class 2 estimate prior to FID. Construction set to commence upon permitting approval

Growth

Multi-generational scale potential with 3.4Mt LCE Mineral Resource Estimate*

* See Company announcement titled "Mineral Resource update delivers high grade, shallow shelf zone, outside of critical habitat" dated 30 April 2024

11

ioneer | Nasdaq : IONR | ASX : INR | www.ioneer.com

 12  IDEALLY POSITIONED TO SERVE THE U.S. EV MARKET  CURRENT LITHIUM & BORON PRODUCTION IN THE U.S.  RHYOLITE RIDGE PROJECT  Albemarle Silver Peak Lithium Operations  Rio Boron California Boron mine  Rhyolite Ridge Lithium-Boron Project  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  Source: Ioneer and 20 Mule Team Borax, Rio Tinto  USE OF LITHIUM IN ELECTRIC VEHICLES  USE OF BORON IN ELECTRIC VEHICLES  EV Battery  Car body & alloy frame  Borosilicate glass  Interior carpet & upholstery  Insulation fiberglass  Brake Fluid

Permitting (NEPA) Process

Release of the draft EIS was a key milestone in the environmental permitting process

Pre-permitting

2016
Acquired initial interest in Rhyolite Ridge Project

2017
Exercised option to acquire interest

2018
Notice level (BLM-permitted) exploration drilling activity

Permitting Process

2019
Commenced environmental baseline studies

2020
Held pre-application meetings with BLM

2020
Submitted Mine Plan of Operations to BLM and BLM contracted Stantec to prepare and complete EIS

Mid 2021
Received
1) Air Quality; and
2) Water Pollution Control permits from Nevada

June 2022
Submitted revised Mine Plan of Operations that incorporated additional key commitments relating to buckwheat conservation

Dec 2022
Listing of Tiehm's buckwheat and designation of critical habitat under Endangered Species Act

Dec 2022
Publication of Notice of Intent by BLM

Jan - Mar 2023
Public scoping comment period

April 2024
Draft Environmental Impact Statement (EIS) Issued

Expected September 2024*
Final EIS Published (30-day review period)

Expected Oct 2024*
Record of Decision issued by BLM

Expected 2027**
Rhyolite Ridge Commences Operations

Director of the DOE Loan Programs Office Jigar Shah said, "the loan is intended to 'provide assurances to equity investors' that the administration believes the project has 'a pathway forward' to obtaining the permit." (The Electric 18/01/2023)

NEXT KEY PERMITTING MILESTONE IS THE PUBLISHING OF THE FINAL ENVIRONMENTAL IMPACT STATEMENT

*All future dates subject to change without notice
**Assumes a 24-36 month construction period post FID

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

13
ioneer | Nasdaq : IONR | ASX : INR | www.ioneer.com

 14  Capital Estimate and Sources of Capital  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  Ioneer intends to complete a Class 2 capital estimate and updated operating cost estimate to coincide with the planned Record of Decision (ROD) and Financial Investment Decision (FID).   Since release of the April 2020 DFS*, there has been considerable construction cost inflation across the global mining industry.  Ioneer expects similar pressure to also increase the capital cost estimates at Rhyolite Ridge, in particular as it relates to labour, fuel and logistics costs.  Ioneer expects that the Class 2 estimate will be materially higher than the 2020 DFS Class 3 estimate and that the Project economics that will form the basis of the planned FID are expected to differ from those contained in the 2020 DFS.  Stage 1 Project construction expected to be largely funded through the combination of conditional commitments of US$490m in equity from Sibanye-Stillwater and US$700m in debt funding from the DOE.  Given the increasing likelihood for the Class 2 cost estimate to exceed these commitments, the Company continues to actively assess options to fund any residual capital requirements for development.  Finalisation of the Class 2 cost estimate, the Final Feasibility Study (FFS), FID and funding of any residual capital requirements is expected by end of 2024**  *See Company announcement titled “ioneer delivers DFS that confirms Rhyolite Ridge as a world-class lithium-boron Project” dated 30 April 2020  ** Assuming completion of the permitting process as outlined on prior slide

 15  South Basin Resource Estimate Update*  Drill and gravity data define a highly promising “Shelf Zone” within the South Basin.  Li-B mineralisation is notably shallower than elsewhere in the basin.  Lithium grades are significantly higher compared to the resource average.  Mineralised sedimentary layers are relatively flat lying with favourable geotechnical characteristics.  Completely outside of Critical Habitat.  Largely within the pit shell currently being permitted by the BLM.  Given the significance of this zone, the Resource estimate is being updated and will be further updated within the next three months as pending drill results are received and finalized. Drilling was completed in January 2024 and results for 15 holes are pending  71% increase in the overall Measured Resource (75Mt) compared to 2023 (44Mt).  Total Mineral Resource of 351 Mt  * See Company announcement titled “Mineral Resource update delivers high grade, shallow shelf zone, outside of critical habitat” dated 30 April 2024

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Key Further Growth Opportunities

Four areas aimed at increasing lithium production:

1-3 ALL WITHIN INITIAL MINE PLAN FOOTPRINT

1 High-Boron Lithium (non-clay)

- Current 26-year mine plan based on only 41% of high-boron lithium Resource
- Resource contains 1.3Mt LCE plus 11.3Mt boric acid*

2 Low-Boron Lithium (non-clay)

- Already in mine plan for stockpiling
- Similar processing characteristics to 1
- Resource contains 1.2Mt LCE*

3 Lithium Clay

- Already in mine plan for stockpiling
- Resource contains 0.7Mt LCE*
- EcoPro sole funding processing research and, if successful, development costs**

4 North Basin

- 4x larger than South Basin footprint
- Initial leach tests are encouraging
- Well defined by gravity and historic drilling

*See Company announcement titled "Mineral Resource update delivers high grade, shallow shelf zone, outside of critical habitat" dated 30 April 2024.
**Refer to Company announcement titled "ioneer Announces Lithium Offtake Agreement with Korea's EcoPro Innovation" dated 30 June 2021 for further information.

16 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

U.S. Government Support

REFLECTS STRONG GOVERNMENT SUPPORT TO DEVELOP A U.S. DOMESTIC EV SUPPLY CHAIN

U.S. Department of Energy Loan Programs Office (DOE LPO)

Conditional Term Sheet signed*

Amount Conditional loan of up to **US$700 million**	**Term** Approximately **10 years**	**Interest rate** Applicable **U.S. Treasury rates**
Rate Type Fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates	**Purpose** Develop the **Rhyolite Ridge Lithium-Boron Project**	**Conditions** Include a positive Record of Decision and Final Investment Decision

Inflation Reduction Act (IRA)

IRA advantage
Source for U.S domestic lithium supply

Close to customer markets
World's 2nd **largest car market**

Potential benefits under the Act

Advanced Manufacturing

Production Credit (45X)

Assists downstream manufacturers to qualify for the Clean Vehicle Credit (30D)

- $7,500 credit for qualifying light vehicle purchases
- Credit requires increasing use of domestically sourced lithium

*See Company announcement titled "US Dept of Energy Loan Offer of US$700m for Rhyolite Ridge" dated 16 January 2023

17 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 18  BOARD OF DIRECTORS  ALAN DAVIES  Non-executive Director  Former Chief Executive, Energy & Minerals of Rio Tinto  ROSE McKINNEY-JAMES  Non-executive Director  Former President and CEO of Corporation for Solar Tech & Renewable Resources  JAMES D. CALAWAY  Executive Chair  Former Non-executive chair of Orocobre Ltd  MARGARET WALKER  Non-executive Director  Former VP Engineering and Technology Centers, Dow Chemical  STEPHEN GARDINER  Non-executive Director  Former CFO Oil Search  BERNARD ROWE  Managing Director  CEO & Founder  EXECUTIVE TEAM  IAN BUCKNELL  CFO & Company Secretary  MATT WEAVER  Snr VP Engineering & Operations  CHAD YEFTICH  VP Corporate Development & External Affairs  KEN COONVP Human Resources  YOSHIO NAGAI  VP Commercial Sales & Marketing  Proven & Experienced Team  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 19  Final Environmental Impact Statement  Updated Resource  Updated Reserve & Mine Plan  Updated Capex / Opex Estimate  Federal Record of Decision  Final Investment Decision  2024 Catalysts  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 20  20  : IONR  www.ioneer.com  ASX : INR  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  APPENDIX A: SUPPORTING MATERIALS

 21  South Basin Resource Estimate April 2024                        Contained  Stream  Classification  Tonnage  Ktonnes  Li  ppm  B  ppm  Li2CO3  Wt. %  H3BO3  Wt. %  Li2CO3  (kt)  H3BO3  (kt)  1  Measured  43,178  1,755  14,657  0.93  8.38  403  3,619  Indicated  74,235  1,599  12,183  0.85  6.97  632  5,171  Inferred  35,608  1,581  12,144  0.84  6.94  300  2,473  Total S1  153,021  1,639  12,872  0.87  7.36  1,335  11,262  2  Measured  17,160  1,509  1,566  0.80  0.90  138  154  Indicated  79,264  1,500  1,560  0.80  0.89  633  707  Inferred  46,096  1,737  1,139  0.92  0.65  426  300  Total S2  142,520  1,578  1,425  0.84  0.81  1,197  1,161  3  Measured  14,768  2,454  1,733  1.31  0.99  193  146  Indicated  29,475  2,420  1,228  1.29  0.70  380  207  Inferred  11,619  2,388  605  1.27  0.35  148  40  Total S3  55,862  2,422  1,232  1.29  0.70  720  394  ALL  Grand Total  351,403  1,739  6,379  0.93  3.65  3,251  12,817  1 See Company announcement titled “Mineral Resource update delivers high grade, shallow shelf zone, outside of critical habitat” dated 30 April 2024

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FACT SHEET: DFS 2020[1,2]

Rhyolite Ridge Lithium-Boron Project economics

A UNIQUE WORLD CLASS DEPOSIT WITH MULTI-GENERATIONAL SCALE POTENTIAL AND COMPELLING ECONOMICS

Location	Nevada, USA
Project Stage	Bankable Feasibility Study (April, 2020)
Products	Lithium Carbonate, Boric Acid
Mine Plan	64Mt (2.5Mtpa x 26 years)
Production	Li 22,000 tpa B 174,400 tpa
Binding Offtakes	80% of Li production
All in sustaining cash cost	US$2,510/t of LCE
EBITDA	US$288M (LOM)
After-tax NPV_8	US$1.265B
After-tax IRR	20.8%
Price assumptions	Li Carb – US$11,740/t Boric Acid – US$710/t
Mine Life	26 years

Nevada Lithium for the U.S EV Supply Chain

B Li

Current Project
South Basin – still only partially drilled

- Producing enough lithium to power ~400,000 EVs per year
  - >20 ktpa of lithium carbonate and 174 ktpa of boric acid

Multiple organic expansion opportunities

- Resource update[3] estimates Rhyolite Ridge holds enough lithium carbonate to power over 50 million EVs
- Further expansion potential pending additional exploration – North and South Basins

1. See Company announcement titled "Ioneer delivers DFS that confirms Rhyolite Ridge as a world-class lithium-boron Project" dated 30 April 2020. As noted on slide 14 of this presentation, since release of the DFS in April 2020, there has been considerable cost inflation and Ioneer expects a materially higher cost estimate and different Project economics from the DFS.
2. See Company announcement titled "Rhyolite Ridge Ore Reserve Increased 280% to 60 million tonnes" dated 30 April 2020.
3. See Company announcement titled "Mineral Resource increases by 168% to 3.4Mt lithium carbonate" dated 26 April 2023

22 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 23  Ore Handling/ Sizing and Storage  SulphuricAcid Plant  Vat Leach Plant  Sulphur Supply  Power Plant  Plant Utilities  Boric Acid Circuit  Reagents  Lithium Carbonate Circuit  Evaporation/ Crystallization  Engineering rendering of the Rhyolite Ridge Processing Plant  Proposed Rhyolite Ridge Process Plant

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

Best in Class Partners


FLUOR
EPCM
SNC·LAVALIN
Acid Plant
CAT
Haulage System
GOLDER
Mining
Shell Canada Sulfuric Acid
NewFields
Spent Ore
KCA
Kappes, Cassiday & Associates
Leaching
WestLand
Environmental
KEMETCO RESEARCH INC
Pilot Plant
ABB
Power and Controls
FLSmidth
Material Handling
VEOLIA
Evaporation and Crystallization
ioneer
we are one
Sibanye Stillwater

Technically led approach

>US$170m Invested to date	PFS, Pilot Plant, DFS completed, Engineering ready. Fluor is EPCM

Signed binding lithium offtake agreements

Ford Motor | PPES (Toyota - Panasonic) | EcoPro Innovation

Funding

Sibanye-Stillwater to be a 50% JV partner for US$490m[1]	U.S. Dept of Energy Loan Programs Office Conditional Commitment offer for a loan of up to US$700m[2]

[1] Subject to closing conditions as outlined in the 16 September 2021 announcement "Sibanye-Stillwater to Invest US$490 Million to Advance Rhyolite Ridge to Production"
[2] Subject to closing conditions as outlined in the 16 January 2023 announcement "U.S. Department of Energy Offers Conditional Commitment for a loan of up to US$700 Million"

24 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

25  25  : IONR  www.ioneer.com  ASX : INR  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  APPENDIX B: KEY RISKS

 26  There are a number of factors, specific to the Company and of a general nature, which may affect the future operating and financial performance of the Company, the Rhyolite Ridge Lithium-Boron Project and the industry in which the Company operates.  This section discusses some of the key risks associated with an investment in shares in the Company. These risks may affect the future operating and financial performance of the Company and/or the Project and the value of the Company's shares.  The risks set out below are not listed in order of importance and do not necessarily constitute an exhaustive list of all risks involved with an investment in the Company.  Before investing in the Company, you should consider whether this investment is suitable for you. Potential investors should consider publicly available information on the Company (such as that available on the websites of the Company and ASX), carefully consider their personal circumstances and consult their professional advisers before making an investment decision. Additional risks and uncertainties that the Company or the Project is unaware of, or that it currently considers to be immaterial, may also become important factors that adversely affect the Company’s operating and financial performance.  You should note that the occurrence or consequences of many of the risks described in this section are partially or completely outside the control of the Company, its directors and senior management. Further, you should also note that this section focuses on certain potentially key risks and does not purport to list every risk that the Company may have now or in the future. It is also important to note that there can be no guarantee that the Company will achieve its stated objectives or that any forward-looking statements or forecasts contained in this Presentation will be realised or otherwise evaluated. All potential investors should satisfy themselves that they have a sufficient understanding of these matters, including the risks described in this section, and have regard to their own investment objectives, financial circumstances and taxation position.  Cooling off rights do not apply to the acquisition of New Shares.  Rhyolite Ridge Lithium-Boron Project  The Company intends to develop the Rhyolite Ridge Lithium-Boron Project. The development of the Project will require establishment of a minesite, construction of a processing plant, haulage road, ancillary infrastructure including an accommodation camp, securing and maintaining adequate water supply including bore field access and licensing, pump and pipeline infrastructure, as well as a number of operating contracts, among other things. Like typical greenfield mining project developments of this nature, there are risks and uncertainties that are associated with the development of Rhyolite Ridge, such as unexpected technical, geographical, metallurgical, meteorological, geological, third party access, community issues, or inclement weather. If they were to eventuate, these risks and uncertainties could result in the Company not achieving its development plans, or such plans generating less revenue than expected, costing more than expected or taking longer to realise than expected. Any of these outcomes could have an adverse effect on the Company’s expected financial and operating performance.  Future milestones  As the Company progresses the development of its Rhyolite Ridge Project, there are risks and uncertainties involved which could result in the Company not delivering on its anticipated timing for future milestones.   In April 2024 the draft Environmental Impact Statement was issued by the BLM, triggering a 45-day public comment period. There is a risk that public comments will be received objecting to aspects of the Project that further delay final Federal permitting of the Project or that create unexpected impediments to final Federal permitting for the Project.   Final Federal permitting of the Project will be recognised through the BLM’s final Record of Decision (ROD), which allows the Company to commence construction. The ROD will be based on a final Environmental Impact Statement that will incorporate responses to any feedback received through the public commentary period. The issue of the ROD is at the discretion of the BLM and there can be no certainty as to the timing and terms of any ROD that may be issued. Until such time as the ROD is issued there can be no assurance that Federal permitting will be received to allow the Project to proceed.  Following receipt of the ROD the Company proposes to finalise the preparation of a Final Feasibility Study (FFS) containing updated cost estimates and projected economics to support the commercial viability of the Project to support any additional funding, and to form the basis of the making of a Final Investment Decision (FID) on the Project. It is currently proposed that the FFS and FID will be completed before the end of 2024. However, that timing is dependent on BLM approval of the Plan. There can be no assurance that the FFS will be completed or the FID decision will be made within the timing contemplated.   While the Company remains confident that the FFS will support the commercial viability of the Project, this study is yet to be completed and remains subject to the finalisation of many variables, including cost estimates and future revenue and operating cost estimates, any of which may be subject to material change before finalisation of the FFS. As such, there can be no assurance that the Project will be determined to be economic or certainty that the Company will make an FID to commence construction.  While ioneer remains committed to the timelines for the Project indicated, there can be no assurances that future delays will not arise. In addition, the ability to achieve construction of the Project and production outcomes will continue to remain subject to uncertainty and risk. Any of these outcomes could have an adverse effect on the Company’s expected financial and operating performance.  Construction risk  Upon construction commencing, currently expected in 2025 following the making of the FID in 2024, the Company and the Project will be subject to risks associated with construction of Stage 1 of the Project until such time as practical completion of construction is achieved and first production is achieved.   Key Risks  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 27  The ability to achieve the planned construction timeline is subject to the risk of delay. The risk of delay also exposes the Project to the increased risk of higher construction costs. There are a variety of reasons why the Project may be subject to the risk of delay including the need to place orders for items of equipment and material that may be subject to long lead times for delivery, supply chain issues affecting the availability of necessary construction materials and the availability of labour and construction trades in the areas in which the Project is located.   Capital costs may be affected by unexpected modifications to plant design, changes to estimates of non-fixed components, delays in commissioning and sourcing financing.   Higher than expected inflation rates generally, or specific to the mining industry in particular, could be expected to increase development and operating costs and potentially reduce the value of future project developments. While, in some cases, such cost increases might be offset by increased selling prices or reduced operating costs, there is no assurance that this would be possible. To the extent that such offset is not possible, this could adversely impact the Company's and the Project's financial performance.  The FFS that is in the process of preparation proposes the preparation of AACE Class 2 P80 capital and cost estimates for the construction of Stage 1 of the Project with an accuracy range of +15%/-10% for the construction of the Project. The preparation of cost estimates to this degree of accuracy provides no absolute level of assurance that costs will be contained within the range of costs the subject of the estimate.   Since the preparation of AACE Class 3 cost estimates in 2020 there has been a material increase in the cost estimates for the Project. This has been a feature of many mining projects under development in the global mining industry over that period. The AACE Class 2 cost estimates to be finished as part of the FFS will not be fixed until finalisation of that process, currently expected in late 2024, and will be subject to ongoing uncertainty until that time.  Increases in construction and capital expenditure costs will have a negative impact on the overall economic performance of the Project and may have an adverse effect on the Company's expected financial and operating performance.  Production and operating estimates   The Company has prepared a range of target cash costs for the Project's operations. No assurance can be given by the Company that such targets will be achieved. Failure to achieve operating cost targets or material increases in costs could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.  Funding risk   The Company's continued ability to operate it and the Project's business and effectively implement its business plan over time will depend in part on its ability to raise funds for operations and growth activities. There can be no guarantee that the Company will be able to raise sufficient funding on acceptable terms, or at all, to fund the Rhyolite Ridge Project. An inability to obtain finance on acceptable terms, or at all, may cause, among other things, substantial delays in, or prevent, the funding of the Rhyolite Ridge Project to Final Investment Decision, and in turn the development or operation of the Rhyolite Ridge Project.   To the extent that the Company does require funding for its future capital needs, the availability and terms of such funding are uncertain and may be less favourable to the Company than anticipated, which may negatively impact the Company’s future profitability and financial flexibility. Funding terms may also place restrictions on the manner in which the Company conducts its business and impose limitations on the Company’s ability to execute on its business plan and growth strategies.   To the extent that the Company cannot raise funding for the Project within its corporate structure through the issue of shares or corporate debt, it may be required to raise funding at the Project level.   Since 2021 the Company has had the benefit of a conditional commitment of US$490 million in equity from Sibanye Stillwater for a 50% interest at the Project level and since 2023, the Company has had the benefit of a conditional commitment of US$700 million in project debt funding from the DOE LPO at the Project level that is expected to largely fund Stage 1 of the Project. To the extent either of those sources of funding were to cease to be available by virtue of the failure to satisfy the conditions precedent to the advance of funds or otherwise, the Company would need to identify an alternative source of funding to meet its funding needs to proceed with the construction of the Project. To the extent that the costs for construction of Stage 1 of the Project, as confirmed by the AACE Class 2 cost estimates, were to exceed the aggregate of the funding currently proposed to be provided by Sibanye Stillwater and DOE LPO, that may cause the conditions precedent to availability of that funding not to be satisfied and result in that funding to cease to be available. Further, even if the availability of those sources of funding were to be confirmed in such a situation, additional funding sources would need to be identified. In such a situation, development of the Project may be delayed while additional funding sources are identified and the Project may not proceed to completion if additional funding sources are not able to be identified.   Further if alternative funding sources were required, that may negatively impact the economies of the Project for the Company and the Company's expected financial and operating performance. If alternative funding sources were required that reduced the Company's economic interest in the Project to below 50% that may impact the Company's management rights in connection with the operation of the Project.  The availability of funding under the conditional agreement with Sibanye Stillwater is subject to the receipt of specified Federal and state permits (the most material outstanding item being the ROD), required regulatory approvals, the availability of secured binding project financing on terms approved by Sibanye Stillwater (the DOE LPO loan commitment has been indicatively approved for these purposes) and approval by Sibanye Stillwater of the FFS within a specified period of its receipt by Sibanye Stillwater. If any of these conditions precedent are not satisfied within specified periods Sibanye Stillwater can terminate its participation in the Project.  Key Risks  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 28  In addition, if closing occurs under the Sibanye Stillwater equity commitment, Sibanye Stillwater must fund its equity commitment to the Project in instalments over a specified period. The Project will be exposed to the then ability of Sibanye Stillwater to meet those payment commitments.  The DOE LPO project debt funding commitment is currently in the form of a conditional commitment letter that attaches a term sheet for indicative terms of definitive agreements proposed to be entered. The obligation of DOE LPO to arrange the loan is subject to various conditions precedent, including the entry of definitive financing agreements satisfactory to DOE in its sole discretion, the absence of any material adverse effect, DOE's satisfaction with certain structural issues concerning the ownership of the Project and the satisfactory outcome of due diligence. If any of these conditions precedent are not satisfied the DOE LPO can terminate its participation in the Project.  Under the term sheet relating to the definitive financing agreements the drawdown of loan funds under the definitive agreements is expected to be subject to a number of conditions precedent including approval of any changes to a previously provided base case financial model, receipt of an approved construction budget, receipt of all required government approvals (including the ROD), the granting of security over all assets of the Project and no material adverse effect having occurred. The term sheet relating to the definitive financing agreement is also expected to require Iooneer and Sibanye Stillwater, as equity sponsors to the Project, to have advanced equity in agreed amounts to the Project before debt funding under the definitive financing agreements is required to be advanced and also requires certain specified reverse account balances to be maintained to support the funding requirement. The term sheet relating to the definitive financing agreements contemplates a variety of financial covenants, affirmative covenants, representations and warranties of the parties including the Company and Sibanye Stillwater and applicable events of default to support the ongoing availability of the secured Project debt funding.  If these conditions precedent to the availability of funding are not satisfied, or the requirements of the definitive facility agreements are not satisfied, funding may cease to be available and/or repayment of any amounts advanced may be accelerated and become immediately due and payable. If the definitive facility agreements have been entered into and security has been granted over the assets of the Project to the lender, and an event of default exists, the lender would have first ranking rights as a secured creditor to support its right to repayment of all amounts advanced  Water sources   Any restrictions on the Company’s ability to access water may adversely impact the costs, production levels and financial performance of it and the Project's operations. There is no guarantee that the source of water the Company intends to utilise will support the Project’s water demands in relation to its sites and operations or that access to water will otherwise remain uninterrupted. Any interruption to water access could adversely affect production and the Company’s ability to develop or expand projects and operations in the future. In addition, there can be no assurance that the Company will be able to obtain alternative water sources on commercially reasonable terms or at all in the event of prolonged drought conditions or other interruptions to existing water access arrangements.  Reserves and Resources   On 30 April 2024, ioneer announced a 71% increase in the overall Measured Resource (relative to the April 2023 Resource update noted below) with a further updated mineral resource and ore reserve estimated to be completed over the next two months. In April 2023, the Company announced a 168% increase in the Mineral Resource estimate for Rhyolite Ridge to 360mT. WSP USA Inc. (formerly Golder Associates Inc.) estimated the April 2023 Mineral Resource and provided the previous (2020) Mineral Resource and Ore Reserve estimates for the Rhyolite Ridge Definitive Feasibility Study (‘DFS’) completed in April 2020. The Company’s JORC Ore Reserves and Mineral Resources are expressions of judgement based on industry practice, experience and knowledge and are estimates only.   The determination of Ore Reserves includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates. Changes in Ore Reserves impact the assessment of recoverability of exploration and evaluation assets. Estimates of Ore Reserves and Mineral Resources are necessarily imprecise and depend to some extent on interpretations which may prove inaccurate or incorrect.   No assurance can be given that the estimated Ore Reserves and Mineral Resources are accurate or that the indicated level of lithium carbonate, boric acid or any other mineral products will be achieved. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralisation or geological conditions may be different from those predicted. No assurance can be given that any or all of the Company’s Mineral Resources constitute or will be converted into Ore Reserves. Actual Ore Reserves and Mineral Resources may differ from those estimated, which could have a positive or negative effect on the Company's financial performance.   The Company is exposed to future commodity price risk. This risk arises from the Company's activities, which are directed at exploration and development of mineral commodities and may be impacted by the prevailing market price of commodities. The Company does not hedge its commodity price exposure. Commodity price fluctuations as well as increased production and capital costs may render the Company’s Ore Reserves unprofitable for periods of time or may render Ore Reserves containing relatively lower grade mineralisation uneconomic. Estimated Ore Reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its Ore Reserves and Mineral Resources, which could have a negative impact on the Company’s financial results and the expected operating life of the Project.  Mining companies in other countries may be required to report their mineral reserves and/or resources in accordance with other guidelines including applicable United States Securities and Exchange Commission (“SEC”) rules on disclosure of mining operations (“SEC Mining Disclosure Rules”) in the United States. While the Company's reserve and mineral resource estimates may comply with the JORC Code, they may not comply with the relevant guidelines in other countries, including SEC Mining Disclosure Rules. Therefore, the estimates of reserves and resources included in the information that the Company is required to file under the ASX Listing Rules may differ from reserves and resources estimated using SEC Mining Disclosure Rules and may not be comparable to other issuers that report reserves under SEC Mining Disclosure Rules.  Key Risks  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 29  Community relations   The Company’s mining activities may cause issues or concerns with the local community in connection with, among other things, the potential effect on the environment as well as other social impacts relating to employment, use of infrastructure and community development. A key risk to the Company's business and its operations is the risk of losing the Company's social licence to operate through negative community, regulatory and other key stakeholder sentiment.  Tiehm’s buckwheat (a plant growing on the land of the Rhyolite Ridge Project) is protected as an endangered species under the Endangered Species Act and critical habitat has been designated in the Project area. The Company has taken great care to work with regulators, botanical experts, the nearby community and its employees to ensure the viability of Tiehm's buckwheat and its natural habitat and, in conjunction with the University of Nevada Reno, has conducted a successful propagation and transplant trial for Tiehm's buckwheat.  The Company believes that the plant is adequately protected due to its current regulatory status, combined with the protection and conservation measures proposed (and to be funded by) the Company that are part of the Mine Plan of Operations.   However there can be no certainty that the measures proposed will be considered adequate until such time as the ROD is issued and there will remain a risk that at some time in the future these measures will be considered inadequate and will need to be revisited.   Additional requirements for environmental protection of flora and fauna may have an adverse effect on the Company's and the Project's expected financial and operating performance.  The site is located within and adjacent to Tribal Nation areas. The Company has worked closely with a number of tribes whose interests and cultural resources and sites may be impacted by development at the site. While the Company believes these interests and any concerns have been fully addressed as part of the consultation process for purposes of Federal permitting there can be no assurance that new issues will not arise that may affect the development of the Project and the Company's expected financial and operating performance.  Operational risks   Mining operations generally involve a high degree of inherent risk and uncertainty. Such operations are subject to all the hazards and risks normally encountered in the exploration, development and production of lithium carbonate, boric acid and other mineral products, including unusual and unexpected geologic formations, metallurgical recovery and other processing problems, industrial accidents, wall failure, seismic activity, rock bursts, cave-ins, flooding, fire, access restrictions, interruptions, inclement or hazardous weather conditions and other conditions involved in the drilling, blasting and removal or processing of material, any of which could result in damage to, or destruction of, mines and other processing facilities, damage to life or property, environmental damage and possible legal liability. The Company is further subject to all of the risks associated with establishing new mining, processing and haulage and transport operations including the timing and cost of the construction of mining and processing facilities, the availability and costs of skilled labour and mining equipment, the need to obtain additional environmental and other governmental approvals and permits and the availability of additional funds if required to further finance construction and development activities.  Tax and customs risk  The Company is subject to taxation and other imposts in Australia and the USA, as well as other jurisdictions in which the Company has activities and investments. The entities established to undertake the Project will similarly be subject to taxation and other imports, primarily in the US and the state of Nevada. Changes in taxation laws (including transfer pricings), or changes in the interpretation or application of existing laws by courts or applicable revenue authorities, may affect the taxation or customs treatment of the business activities of the Company and the entities established to undertake the Project and adversely affect the Company’s financial condition.   Further, there may be delays in processing tax or duty rebates or refunds for which the Company (or the Project entities) has applied. Should it become unlikely that the Company (or the Project entities) will recover such rebates or refunds, this could also adversely affect the Company’s financial condition and require a reclassification of assets or recognition of expenses in the Company’s accounts.   Offtake agreements   The Company has entered into binding offtake agreements and distribution and sales agreements for the supply of boric acid from the Project. These agreements provide for variable pricing based on prevailing market prices and the performance of global benchmarks and period adjustments for pricing elements.  There is a risk that the parties to the agreements may not perform their respective obligations or may breach the agreements. Given the variable pricing mechanisms under the agreements, there is no guarantee that the Project will achieve its forecast rates of return under the agreements. In addition, there is a risk that an offtake party may become insolvent or may not be able to meet its future buying or equity subscription obligations under the relevant agreement.  Key Risks  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 30  Commodity prices and foreign exchange   The Project’s revenues will in time be exposed to fluctuations in the prices for the minerals it produces including the price of lithium carbonate and boric acid. Volatility in these prices creates revenue uncertainty and requires careful management of business performance and cashflows. Lower prices can impact operations by requiring a reassessment of the feasibility of mine plans and certain projects and initiatives. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment could potentially cause substantial delays and/or may interrupt operations, which may have a material adverse effect on the Company’s results of operations and financial condition.  Lithium commodity prices have faced significant fluctuations in spot prices in recent years. Since the preparation of the DFS in April 2020, lithium carbonate prices have increased more than 130% from ~US$6,000/t lithium carbonate1 to ~US$15,000/t lithium carbonate1 in April 2024. Similarly, Boron prices have increased approximately 35% to ~US$3,150/t2 in April 2024.  The factors which affect the price for lithium carbonate and boric acid (many of which are outside the control of the Company and its directors) include, among many other factors, manufacturing activities; the quantity of global supply in lithium carbonate and boric acid as a result of the commissioning of new mines and the decommissioning of others; political developments in countries which produce and consume material quantities of lithium carbonate and boric acid; the weather in these same countries; stockpiling and the timing of release from stockpiles in some countries (particularly China); the price and availability of appropriate substitutes; advancements in technologies and the uses and potential uses of lithium carbonate and boric acid, and the demand for the applications for which lithium carbonate and boric acid may be used; the grade and quality of lithium carbonate and boric acid produced; and sentiment or conditions in the countries and sectors in which the Company and its business/commercial partners sell or intend to sell their products.  Given the range of factors which contribute to the price of lithium carbonate and boric acid, and the fact that pricing is subject to negotiation, it is particularly difficult for the Company to predict with any certainty the prices at which the Company will sell its product and accordingly, investors are cautioned not to place undue reliance on any price or demand forecasts provided by the Company or by external analysts.  Movements in currency exchange rates may affect cash flows, profitability, costs and revenue. It is not possible to accurately predict future movements in exchange rates. As the Company moves into production it will consider hedging strategies to mitigate this risk.  Contract and counterparty risk  The ability of the Company to achieve its stated objectives will depend on the performance of contractual counterparties. The Company and Project entities may enter into various agreements for the construction, development and operation of the Project (including the supply of equipment, construction services, diesel fuel supply, contract mining and product handling and logistics). Should any of the risks associated with entering into these agreements materialise, this could have a material adverse impact on the Company’s profitability and financial performance.  If the Project counterparties default on the performance of their respective obligations, for example if an offtake counterparty defaults on payment or a supplier defaults on delivery, this may cause operational and financial detriment to the Project and the Company and may require approaching a United States or other international court to seek enforcement or some other legal remedy, if no alternative settlement can be reached. Such legal action can be uncertain, lengthy and costly. There is a risk that the Company or Project entities may not be able to seek the legal redress that it could expect under Australian law against a defaulting counterparty, or that a legal remedy will not be granted on satisfactory terms.  In addition, the sale of lithium carbonate and boric acid is subject to commercial verification and qualification processes to ensure any produced product meets the specifications for industrial supply required by customers under any offtake and supply agreements. The qualification process may require approval from multiple parties in the supply chain and not just those parties with whom the Company or Project entities has contractual arrangements. Failure to have the Project product qualified, or any unanticipated delay in qualifying the Project product, may adversely impact the Company’s financial performance and position (including by resulting in the Project generating less revenue or profit than anticipated and/or incurring higher costs than anticipated).  Competition   The Company competes with other companies, including major mineral exploration and production companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. Many of the Company’s competitors not only explore for and produce minerals, but also carry out refining operations and other products on a worldwide basis. There can be no assurance that the Company can compete effectively with these companies.  Environmental risk   The Project's operations and activities are subject to environmental laws and regulations. As with all mining operations and exploration and development projects, the Project’s operations may substantially impact the environment or cause exposure to, or emission of, hazardous materials, which may have a negative contribution to climate change and may result in substantial costs being incurred for environmental risk management, rehabilitation and damage control. Further, environmental conditions may be attached to mining tenements and other permits and approvals, and a failure to comply with these conditions may lead to their forfeiture. The Company is unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any manner.  Key Risks  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES  1 Sourced from Bloomberg. Pricing based on China Lithium Carbonate 99.5% pricing index.   2 Sourced from Bloomberg. Pricing based on China Ferro-boron B 18% C 0.5% FOB pricing index.

 31  Regulatory   The Company’s and the Project's operations are dependent upon the grant, maintenance or renewal of appropriate licences, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations or onerous conditions. Approvals, licences and permits required to comply with such rules may, in some instances, be subject to the discretion of the applicable government or government officials. No assurance can be given that the Company will be successful in obtaining any or all of the various approvals, licences and permits required to conduct its business or that the Company will be able to maintain such authorisations in full force and effect without modification or revocation. To the extent such approvals are required and not retained or obtained in a timely manner, or at all, the Company may be curtailed or prohibited from continuing or proceeding with production, development and exploration activities.  The operations of the Company and the Project are subject to various laws and plans including those relating to mining, prospecting, development, permit and licence requirements, industrial relations, environment, land use, royalties, water, native title and cultural heritage, land access, mine safety and occupational health. Amendments to current laws, regulations and permits, or a more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.  Dependence on key management personnel   The Company is dependent upon a number of key management personnel. The loss of the services of one or more of these personnel could have a material adverse effect on the Company and there is no guarantee that the Company will be able to find an adequate replacement in a timely manner or at all. The Company’s ability to manage its operations, development and exploration activities, and hence its success, will depend in large part on the efforts of these individuals.  Government actions   The Company’s and the Project's operations could be adversely affected by government actions in the United States or other countries or jurisdictions in which it has operational exposures or investment or exploration interests. These actions include, but are not limited to, the introduction of or amendment to or changes in the interpretation of legislation, guidelines and regulations in relation to mining and resources exploration and production, taxation, the environment, carbon emissions, competition policy and so on. Such actions could impact upon land access, the granting of licences and permits, the approval of project developments and ancillary infrastructure requirements and the cost of compliance. The possible extent of the introduction of additional legislation, regulations, guidelines or amendments to existing legislation that might affect the Company is difficult to predict. Any such government action may require increased capital commitments in order to ensure compliance or could delay or even prevent certain operations and/or activities of the Company and the Project. Such actions could therefore have a material adverse effect on the Company’s financial condition.  The Company’s and Project's business could be affected by new or evolving trade regulations and international standards, such as controls on exports, prices and sanctions restricting or regulating trading with, or the sale or purchase of goods or products to or from, entities in the United States or other jurisdictions relevant to the business, any of which could adversely impact the Company’s revenue and profitability.  Labour risks   The Company believes that all of it and the Project's operations have, in general, good relations with their employees. However, there can be no assurance that the Company’s operations will not be affected by labour related problems in the future, such as disputes for pay raises, increased benefits, industrial actions or strikes etc. There are risks associated with staff, no matter where located, acting out of their permitted authority and with contractors not acting in accordance with the Company’s policies.  Insurance and uninsured risks  Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance is unlikely to cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  Access to infrastructure  Development and mining activities depend on adequate and reliable access to land and infrastructure, including roads, rail crossings, pipeline and services corridors, power sources and water supplies. There can be no guarantee that such infrastructure will be available to the Company for the Project or be available in a form required to meet the needs of the Company's and the Project's operational activities.  Security of tenure   The maintaining of tenements, obtaining renewals, and grant of tenements or permits (including for both construction and mining operations) depends on the Company being successful in obtaining statutory approvals for the Project's proposed activities. There can be no assurance that such approvals will be obtained and there is no assurance that new conditions or unexpected conditions will not be imposed. If such approval or not obtained or new or unexpected conditions are imposed, this could have a material adverse impact on the Company’s operational and financial performance.  Key Risks  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 32  Litigation  The Company and the Project may be involved in litigation and disputes from time to time with its contractors, sub-contractors, contractual counterparties and other parties. Litigation and disputes can be costly, including amounts payable in respect of judgments and settlements made against, or agreed to by, the Company or Project entities. They can also take up significant time and attention from management and the Board and have an impact on the Company's activities. Accordingly, the Company’s involvement in litigation and disputes could have an adverse impact on its financial position and performance.  Global economic conditions   Economic conditions, both domestic and global, may affect the performance of the Company and the Project. Adverse changes in macroeconomic conditions, including global and country‐specific growth rates, the cost and availability of credit, the rate of inflation, interest rates, exchange rates, government policy and regulations, general consumption and consumer spending, input costs, employment rates and industrial disruptions, among others, are variables which while generally outside the control of the Company and its Directors, may result in material adverse impacts on the Company’s businesses and its operational and financial performance.  Safety management   The Company’s ability to attract new business in the future is dependent on many factors, including the Company’s ability to demonstrate that it can reliably and safely perform its operational activities and deliver the services it agrees to provide to customers. Potential clients consider the safety record of their service providers to be of high importance in their decision to award service contracts. Some of the Company’s activities are by their nature among the higher risk activities undertaken. If one or more accidents were to occur at one of the Company's or Project's sites, potential clients may be less likely to deal with the Company. A general deterioration in the Company’s or Project's safety record could have a material adverse impact on the Company’s business, including its ability to attract and retain qualified employees or to win future supply contracts. The Company or the Project could also be subject to liability for damages as a result of any such accidents and could incur penalties or fines for violations of applicable safety laws and regulations as well as relevant conditions attaching to permits granted to the Company or the Project.  Underwriting risk   The Company has entered into an underwriting agreement with the Lead Manager, who will manage and fully underwrite the Placement, subject to certain terms and conditions. If certain conditions are not satisfied or certain events occur, the Lead Manager may terminate the underwriting agreement.  Termination of the underwriting agreement could result in the Offer not proceeding or not raising the anticipated amount of proceeds, and accordingly may materially adversely affect the Company's business, cash flow, financial condition and results of operations. In this event, the Company may be required to source funding by alternative means, which may result in additional costs (for example, by way of interest payments on debt) and/or restrictions being imposed on the manner in which the Company may conduct its business and deal with its assets (for example, by way of restrictive covenants binding upon the Company).  Interest rate risk  The Company and the Project's exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company’s bank balances. The Company does not engage in any hedging or derivative transactions to manage interest rate risk. Any increase or decrease in interest rates may have an impact on the Company's financial position and performance.  Share price fluctuations  The market price of the Company’s shares will fluctuate due to various factors, many of which are non‐specific to the Company, including recommendations by brokers and analysts, Australian and international general economic conditions, inflation rates, interest rates, changes in government, fiscal, monetary and regulatory policies, global geo‐political events and hostilities and acts of terrorism, and investor perceptions. Fluctuations such as these may adversely affect the market price of the Company’s shares. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.  Liquidity risk  There can be no guarantee of an active market in the shares in the Company or that the price of the shares in the Company will increase. There may be relatively few potential buyers or sellers of the Company's shares on the ASX at any time. This may increase the volatility of the market price of the Company's shares. It may also affect the prevailing market price at which shareholders are able to sell their shares in the Company.  Dilution   The Offer is being conducted by way of a Placement under Part 6D of the Corporations Act to “sophisticated investors” and “professional investors” (within the meaning of sub-sections 708(8) and 708(11) of the Corporations Act respectively). As such, not all existing shareholders of the Company will be provided the opportunity to participate in the Offer either to the full extent of the pro rata shareholding or at all. The percentage holdings in the Company of these affected shareholders will be diluted by the Placement from both an ownership and value perspective.  Key Risks  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

 33  33  : IONR  www.ioneer.com  ASX : INR  www.ioneer.com. ir@ioneer.com  NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES